Xethanol Corporation
1185 Avenue of the Americas
20th Floor
New York, New York 10036

March 26, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew Schoeffler, Staff Attorney

Re:	Amendment No. 3 to Registration Statement on Form SB-2
(File No. 333-135121) filed by Xethanol Corporation
on March 24, 2007

Dear Mr. Schoeffler:

I became the Chief Financial Officer of Xethanol Corporation in January 2007. I am writing this letter on behalf of Xethanol in response to the Staff’s comment response letter dated December 8, 2006 regarding the registration statement of Xethanol referenced above. We respond in this letter to the issues raised in the comment letter.

As a preliminary matter before we respond to the individual comments, we note that we elected to defer filing Amendment No. 3 to the registration statement (the “Amendment”) until we had completed our financial statements for the year ending December 31, 2006 (the “2006 Audited Financials”), which are included in the Amendment. In the Amendment, we have also:

•	updated the filing to reflect various factual developments since the previous amendment;
•	included information about the new directors who have joined us recently, as well as myself;
•	added extensive management compensation disclosure as required under the new rules;
•	in light of our new management team, provided information about a different list of executive officers;
•	added an overview section to our MD&A section; and
•	used a “plainer English” style where appropriate.

In addition, we note that in amendment No. 2 to the registration statement, the first several pages of the “DESCRIPTION OF BUSINESS” section described matters pertaining to the formation and capitalization of the business, rather than the business itself. We have retained most of that material in the same position in the prospectus but have added a new section heading for it entitled “DESCRIPTION OF FORMATION AND CAPITALIZATION.” We have added a new section heading entitled “BUSINESS” before the immediately following section.

The numbered paragraphs below correspond to the numbered paragraphs of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.

Write-Off on Intangible Assets and Goodwill, page 21

1.	We note your response to comment 12 of our letter dated October 4, 2006. Please revise your registration statement to address the following:

•
In light of your acquisitions and subsequent write-offs of various technologies in 2004 and 2005, revise the disclosures in “Business” related to each technology to address: why you acquired it; whether you intend to continue develop it; stage (percentage) of completion; and the projected costs and timeframe to complete;

Response:

1.A.
We have made the requested revisions to the extent that we can presently provide the information requested. In a number of instances, we have not yet determined the total cost or timeframe required to commercialize the technology, and therefore we are also unable to calculate the percentage of completion. Please see “Business - Technology Platform” beginning on page 41 of the Amendment No. 3 to the registration statement we are filing today (the “Amendment”).

•
Revise note 3 to your annual financial statements to clarify that ABTI, EETI, SSTI and XT had no operations when you acquired them and that you determined that they represent acquisitions of assets rather than businesses;

Response:

1.B.
Although Note 3 to our to our financial statements for the year ended December 31, 2005 included in our Annual Report on Form 10-KSB for 2005 (our “2005 10-KSB”) states that in each case we were acquiring a company that had a license agreement as its principal asset, we agree that it would be clearer to state that each company did not have any operations when we acquired it and that we were acquiring assets and not a business. We have made this clarification in the notes to our 2006 Audited Financials, which are included in the Amendment and will be included in our Annual Report on Form 10-KSB for 2006 (our “2006 10-KSB”). In light of this change, we respectfully request that we not be required to amend our financial statements for the year ending December 31, 2005 that were included in our 2005 10-KSB.

•
In light of the fact that you recorded the impairments of the technologies and goodwill during the year ended December 31, 2005, revise the notes to your annual financial statements to provide all the disclosures required by paragraphs 46 and 47 of SFAS 142; and

Response:

1.C.
We note that Note 14 to our Quarterly Report on Form 10-QSB for the three months ended September 30, 2006 (our “Third Quarter 2006 10-QSB”) included additional disclosure required under paragraph 46 of SFAS 142 related to our technologies, and we have disclosed our method of determining the fair value of our technologies in Note 2, Summary of Significant Accounting Policies, “Impairment of Long Lived Assets,” to our 2006 Audited Financials. We believe that the disclosures required by paragraph 47 of SFAS 142 relating to our goodwill are included in (a) Note 3 to our financial statements for the year ended December 31, 2005 that were included in our 2005 Form 10-KSB and (b) Note 7 to our 2006 Audited Financials. Because (a) the $205,000 impairment would not be significant to our financial statements for the year ended December 31, 2005, (b) the requested additional disclosure was included in our Third Quarter 2006 10-QSB and (c) the requested additional disclosure is included in our 2006 Audited Financials, we respectfully request that we not be required to amend our financial statements for the year ending December 31, 2005 that were included in our 2005 10-KSB.

•
Revise note 13 to your interim financial statements to clarify that ABGT had no operations when you acquired it and that you determined that it represents the acquisition of assets rather than a business.

Response:

1.D.
We note that we have disclosed at the end of the third paragraph of Note 13 to our Third Quarter 2006 10-QSB and at the end of the third paragraph in Note 4 to our 2006 Audited Financials that ABGT had no operations before we purchased its assets.

Selling Stockholders, page 62

2.
We note your response to comment 19 of our letter dated October 4, 2006 and we reissue this comment. It still does not appear that the number of shares in this column matches the disclosed total, even taking into account the shares discussed in your response.

Response:

2.
We have revised the Amendment as requested. Please refer to the selling stockholder table beginning on page 76 of the Amendment. Please also note the following footnote to the table designated with the dagger symbol on page 79:

“The number of shares beneficially owned before the offering by all of the selling stockholders as a group is not equal to the summation of the number of shares of common stock beneficially owned before the offering by each selling stockholder. This discrepancy is attributable to the fact that 517,782 shares beneficially owned before the offering by selling stockholders are beneficially owned by more than one selling stockholder. Please refer to the footnotes below for specific information regarding the shares beneficially owned by more than one selling stockholder.”

3.
We note your response to comment 20 of our letter dated October 4, 2006 and we reissue this comment. In this regard, we note that the “Shares Registered in this Offering” column appears to total 8,797,826 shares.

Response:

3.	We have revised the Amendment as requested. Please refer to the selling stockholders table beginning on page 76 of the Amendment.

Legal Proceedings, page 73

4.
Please revise to provide all of the information required by Item 103 of Regulation S-B for each of the matters disclosed in this section. For example, your disclosure that “each of the four class action plaintiffs seeks substantial (sic) the same damages” is vague.

Response:

4.	We have revised the Amendment as requested. Please refer to the Legal Proceedings section beginning on page 88 of the Amendment.

Consolidated Financial Statements

5.
We note your response to comment 32 of our letter dated October 4, 2006. We also note your disclosures regarding the subsequent reverse acquisition between H2Diesel and Wireless Holdings on October 20, 2006. It appears to us that the acquisition of your interest in Wireless Holdings is significant and that additional historical and pro forma financial statements may be required under Item 310 of Regulation S-B. Please advise or revise.

Response:

5.
We respectfully submit that we did not “acquire” a significant interest in Wireless Holdings. We acquired our interest in H2Diesel on April 14, 2006. Approximately six months later and completely independently of Xethanol, H2Diesel entered into a “reverse merger” with Wireless Holdings on October 20, 2006. We also note that immediately before the reverse merger, Wireless Holdings was a shell company without any continuing operations or assets. Accordingly, its historical and pro forma financial statements would not be material to our results of operations. (Wireless Holdings, Inc. changed its name to H2Diesel Holdings, Inc. on November 27, 2006.)

Consolidated Statements of Cash Flows, pages F-6 and F-26

6.
We note an inconsistency in your presentation of “cash received from acquisitions” in your interim statement, as cash flows from investing activities, and your annual statement, as cash flows from financing activities. Based on your representations that you did not acquire businesses, it appears that your annual presentation may be more appropriate.

Response:

6.
We agree that it would have been more appropriate to present the “cash received from acquisitions” in our Third Quarter 2006 10-QSB as cash flows from financing activity rather than from investing activity. We respectfully submit that this item is not significant to our financial statements in our Third Quarter 2006 10-QSB and note further that we have adopted the more appropriate presentation in our 2006 Audited Financials.

Note 9 - Investment in H2Diesel, Inc., page F-33

7.	We note your response to comment 28 of our letter dated October 4, 2006 and have the following additional comments:

•
It remains unclear to us why you only considered the market price of the shares you issued in determining the value of the 3,250,000 shares of H2Diesel that you acquired from the Investors on April 14, 2006. We note that you essentially recorded these shares at $1.67 per share. It is not clear to us why you did not also consider: the fact that the Investors recently purchased the shares for cash at $.61 per share, the fact that you recorded the other 2.6 million shares you received at $.61 per share, and the fact that the shares you issued are not registered or freely-tradable.

•
It remains unclear to us how you allocated the 2.6 million shares you received between the Put and the management fee. It is also not clear to us why the management agreement was entered into and why it was subsequently terminated.

•	It is not clear to us how you determined that the sub-license and master license agreements you recorded are recoverable and have indefinite lives.

•	It is not clear to us how you and H2Diesel determined that the license agreement they recorded is recoverable and has an indefinite life.

Please advise or revise.

Response:

7.
We respectfully submit that we did consider other factors - including those described in your comment letter - in determining the value of the shares we acquired from H2Diesel. After considering the guidance provided in paragraph 23 of SFAS 142 and in paragraph 22 of SFAS 141, however, we concluded that the most reliable indicator of value was the quoted market price of our shares.

As we had previously described in our answer to comment 17 in our response letter dated September 15, 2006, we originally negotiated the terms of the transaction in early March 2006 but did not enter into the definitive investment agreement until April 14, 2006. During the March negotiations, we based the allocation of shares to the management fee on the expected fair value of services to be provided. (We disclosed this point in Note 6 to our 2006 Audited Financials; see the last sentence of the carryover paragraph at the top of page F-17.) We entered into the management agreement with H2Diesel so that we could provide to H2Diesel our administrative support services and the benefit of our experience in and insights into the alternative energy field. H2Diesel later elected to terminate the management agreement when H2Diesel decided to develop its own internal management team.

We agree that the H2Diesel sub-license and the master license do not have indefinite lives. As contractually agreed when we acquired the technology, the H2Diesel sub-license has a ten-year life, and the master license has an indefinite life. Before we place the assets in service, we will evaluate the useful life of the sub-license agreement, and H2Diesel will determine a useful life for the master license. In determining the price to pay for the sub-license and the master license, Xethanol and H2Diesel relied on their managements’ assessment of the technology to be acquired, as well as their understanding of the industry, the marketplace, competitors and a view of the potential benefits to be derived from the commercialization of the technology. Neither license is in service as of yet, and we have no evidence to contradict either the fair value or recoverable life. We will review useful life at least annually and recoverability in accordance with SFAS 144.

At December 31, 2006, after considering H2Diesel’s estimated net book value at December 31, 2006 and the illiquidity of the Company’s investment in H2Diesel, the Company recognized a $2,607,680 loss in value of its investment in H2Diesel. The Company has concluded that this is an other than temporary decline in its investment and has recognized the loss in “Impairment loss - Investment in H2Diesel Holdings, Inc.” in the Consolidated Statements of Operations in accordance with APB18.

Note 13 - Acquisition of Advanced Biomass Gasification Technologies, Inc., page F-37

8.	We note your response to comment 30 of our letter dated October 4, 2006. Please explain to us how you determined that the intangible assets you acquired from ABGT are recoverable.

Response:

8.
At the date of our acquisition of ABGT, we allocated $251,650 to the acquisition of the license with a 20 year contractually agreed upon useful life. Based upon our assessment of the technology and a business plan provided by the University of North Dakota’s Energy & Environmental Research Center, which business plan includes a plan for commercialization of the ABGT technology, we are comfortable with recoverability. We will review useful life at least annually and recoverability in accordance with SFAS 144.

Please note that we have changed our legal counsel, as reflected on the cover page of the Amendment. For any questions of a legal nature, please contact Charles D. Vaughn of the Atlanta office of Nelson Mullins Riley & Scarborough LLP. His direct dial number is (404) 817-6189, and we request that you send any future correspondence via facsimile to Mr. Vaughn at (404) 817-6085.

We trust that the foregoing responds appropriately to the Staff’s comment letter. If you have any questions, please contact the undersigned at (646) 723-4000 or Mr. Vaughn at (404) 817-6189.

Very truly yours,

/s/ Gary Flicker
Gary Flicker
Chief Financial Officer

cc:	David R. Ames
Charles D. Vaughn